EXHIBIT 99.1

Vicinity Motor Corp. Receives Order for 100 VMC 1200 EV Trucks from Paradigm Automotive

Paradigm to Serve as Vicinity’s Exclusive VMC1200 Dealer in Hamilton and Niagara Regions of Ontario

VANCOUVER, BC – February 22, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has signed a sales and marketing agreement with Paradigm Automotive Corporation (“Paradigm”), an automotive sales, leasing and upfitting company in Ontario, Canada, including an initial CAD$12.0 million order for 100 VMC 1200 Class 3 electric trucks.

Paradigm has also been appointed to act as Vicinity’s exclusive dealer in the Hamilton and Niagara regions of Ontario. The VMC 1200 deliveries are expected to begin in the second quarter of 2022.

“This announcement further solidifies our footprint within the greater Ontario area and further validates our VMC 1200 – which has had an incredibly strong market reception to-date,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “Paradigm represents a fantastic partner in their respective markets in Hamilton and Niagara and we look forward to working closely with them in the months ahead to provide their wide base of customers with an exciting all-electric alternative to their current Class 3 fleets.”

Rob Burda, General Manager at Paradigm, added: “There are few class 3 EV trucks readily available on the market today and the ample range, straightforward operation and attractive price of the VMC 1200 – paired with Vicinity’s longstanding reputation for quality – makes it a solid contender for everyday use on jobsites. The VMC 1200 EV truck stands in a class of its own and I look forward to introducing this exciting new EV to our established base of customers.”

With strong sales momentum continuing, management is pleased to announce that sales backlog is in excess of $100 million CAD.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:

MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the anticipated timing for the delivery of Vicinity’s trucks, Skydome’s success as Vicinity’s exclusive dealer in the City of Brampton, the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.